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                                                                    Exhibit 99.1
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                                 PRESS RELEASE

                PHOENIX INTERNATIONAL DIVESTS PHARMACOLOGY UNIT
                                IN LAVAL, FRANCE

Montreal, Quebec - December 6, 1999 - Phoenix International Life Sciences Inc. (NASDAQ: PHXI; TSE/ME: PHX), one of the world's top five Contract Research Organizations (CROs), today announced the divestment of its pharmacology unit in Laval, France, formerly ITEM Labo. The business has been sold for cash to existing management at the site. The Company also announced plans to consolidate its European Discovery and Pre-Clinical services in Lyon, France.

"Our clients using the Laval services will continue to be capably serviced," stated Lucien Steru, responsible for Phoenix International Europe and Asia. "The decision to divest the pharmacology unit reflects our intent to streamline operations."

"We are committed to focusing on our strategic assets," said Ian Lennox, Chief Executive Officer of Phoenix International. "Consolidating operations at our Lyon site is the best way to serve our more than 200 pre-clinical clients more effectively."

To support the company's strategy to accelerate the drug development process through its full service operations, Phoenix will now offer safety pharmacology services at its Lyon facilities.

"Our ability to meet the growing need for complete safety assessment of new drug candidates is a key to strengthening what is already a state-of-the-art facility in Lyon," said Nigel Brown, head of Phoenix's Discovery and Preclinical Services.
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About Phoenix International

Phoenix International Life Sciences Inc. is one of the world's leading contract research organizations. The Company provides a wide spectrum of clinical, analytical, preclinical, drug discovery support and ancillary services to the pharmaceutical and biotechnology industries. Since beginning its operations in 1989, Phoenix International has grown to approximately 2,400 employees worldwide, of whom more than 215 have either medical degrees or PhD's and over 240 others have masters level education. Headquartered in Montreal, Quebec, the Company has operations throughout Europe and North America and research facilities in Australia, Israel and South Africa. Phoenix International is on the World Wide Web at www.pils.com.
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This release contains "forward-looking" statements regarding future results and events, including statements regarding expected future revenues, earnings and growth rates and goals and operating plans of management. Phoenix's actual future results may differ significantly from the results discussed in the forward-looking statements contained in this release. Factors that may cause such a difference include, but are not limited to: the inability of Phoenix to win new business at the levels required; the cancellation or delay of contracts; risks associated with the management of growth and the ability to attract and retain employees; risks of integrating newly acquired businesses; competition; any claims for patent infringement; unanticipated costs in connection with Year 2000 conversion; the ability to obtain future financing; adverse regulatory developments; foreign exchange rate fluctuations; and uncertainty surrounding the Euro.

FOR MORE INFORMATION, PLEASE CONTACT:

ANALYST CONTACT:
DAVID MOSZKOWSKI, C.A.
Senior Vice President and Chief Financial Officer
Phoenix International Life Sciences Inc.
Tel: (514) 333-0033 Fax: (514) 335-8351
E-mail: david@pils.com
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MEDIA CONTACT:
RICHARD GAREAU
Director of Communications
Phoenix International Life Sciences Inc.
Tel: (514) 333-0033 Fax: (514) 335-8351
E-mail: gareaur@pils.com
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